Exhibit 99.1

December 22, 2025

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Monday, February 2, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matter listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR the proposal listed in the Notice.

Only shareholders of record at the close of business on Monday, December 29, 2025 are entitled to receive Notice and to vote at the Meeting and any postponements or adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Notice of Special General Meeting of Shareholders

To be Held on Monday, February 2, 2026

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Monday, February 2, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

The agenda for the Meeting shall be as follows (the “Proposal”):

(1)	to approve a change to the Company’s name and to amend the Company’s Amended and Restated Articles of Association accordingly.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the special general meeting of the shareholders may request that the board of directors (the “Board”) include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our Amended and Restated Articles of Association (the “Articles of Association”) contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

The last date for submitting a request to include a proposal for consideration at the Meeting in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is Monday, December 29, 2025. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Monday, January 5, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”), on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The approval of the Proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “ordinary shares”), present, in person or by proxy, and voting on the matter.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, December 29, 2025 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the accompanying proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

After careful consideration, our Board unanimously recommends that you vote FOR the above Proposal, which is described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Tuesday, February 3, 2026 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on Sunday, February 1, 2026 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Proxy Statement

Special General Meeting of Shareholders
To Be Held on Monday, February 2, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) to be voted at a Special General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Monday, February 2, 2026, at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

This proxy statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of ordinary shares, no par value of the Company (“ordinary shares”), beginning Monday, December 29, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on December 29, 2025 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matter is on the agenda for the Meeting (the “Proposal”):

(1)	to approve a change to the Company’s name and to amend the Company’s Amended and Restated Articles of Association accordingly.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the above Proposal.

Quorum and Adjournment

On December 19, 2025, we had a total of 3,168,809 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on December 29, 2025, is entitled to one vote on the Proposal to be presented at the Meeting. Under the Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Tuesday, February 3, 2026, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners; however, we cannot be certain whether the Proposal will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposal.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the Proposal.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date personally or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Except for the purpose of determining a quorum, broker non-votes will not be treated as votes cast and will have no effect on the outcome of the Proposal. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and have received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 7 Mezada Street, Bnei Brak 5126112, Israel, or VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598 receives it in the enclosed envelope no later than 11:59 p.m. EDT on Sunday, February 1, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposal, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of the Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that are properly brought before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee, how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning December 29, 2025. Certain officers, directors, employees and agents of Jeffs’ Brands may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting on a Report of Foreign Private Issuer on Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this proxy statement are available at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 7 Mezada Street, Bnei Brak 5126112, Israel, Attn: Ronen Zalayet, Chief Financial Officer, telephone number: +972-3-7713520.

PROPOSAL
APPROVAL OF A CHANGE TO THE COMPANY’S NAME AND TO AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY

According to our Amended and Restated Articles of Association, our English name is “Jeffs’ Brands Ltd.” and our Hebrew name is “ג’ף ברנדס בע”מ”. Our Board has resolved to change our English and Hebrew names to “Nexera Technologies Ltd” and “נקסרה טכנולוגיות בע”מ”, respectively, subject to approval by our shareholders.

Our Board believes that the new corporate name better reflects our current core business and future growth of the Company and that it is in the Company’s and our shareholders’ best interests to effect the name change. In the event that the proposed change of name is not approved by the Israeli Registrar of Companies, the Chief Executive Officer will be authorized to select a different name containing the word “Nexera”, “NextEra” or “Next Era” in combination with another word or expression, or to leave the name unchanged (with respect to both the English and Hebrew names).

At the Meeting, shareholders will be asked to approve the necessary amendments to our Articles of Association to give effect to the proposed change of name.

No further changes in the Articles of Association will be made.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an amendment to the Company’s Amended and Restated Articles of Association whereby the Company’s English name shall be changed from “Jeffs’ Brands Ltd.” to “Nexera Technologies Ltd” and the Hebrew name of the Company shall be changed from “ג’ף ברנדס בע”מ” to “נקסרה טכנולוגיות בע”מ”, respectively, or such other name as the Chief Executive Officer shall determine, as detailed in this Proxy Statement.

Vote Required

See “Vote Required for Approval of the Proposal” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of a change to the Company’s name and to amend the Articles of Association accordingly.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Dated: December 22, 2025